UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 10)

                          Publix Super Markets, Inc.
                          --------------------------
                               (Name of Issuer)

                   Common Stock, Par Value $1.00 Per Share
                   ---------------------------------------
                        (Title of Class of Securities)

                                     None
                                 ------------
                                (CUSIP Number)

                              December 31, 2002
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

   |X|  Rule 13d-1(b)

   |_|  Rule 13d-1(c)

   |_|  Rule 13d-1(d)


     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                 SCHEDULE 13G
CUSIP No.   None                                            Page 2 of 4 Pages
            ----                                                --   --



1    Names of Reporting Persons
     I.R.S. Identification Nos. of above persons

     Publix Super Markets, Inc. Employee Stock Ownership Plan
     59-1673419

2    Check the Appropriate Box if a Member of a Group

                                                                 (a) ____

                                                                 (b) __X_
3    SEC Use Only


4    Citizenship or Place of Organization

     Employee Benefit Plan (Florida)


Number of
Shares               5  Sole Voting Power                      0
Beneficially
Owned By             6  Shared Voting Power           53,621,261
Each
Reporting            7  Sole Dispositive Power                 0
Person
With:                8  Shared Dispositive Power      53,621,261


9    Aggregate Amount Beneficially Owned by Each Reporting Person

     53,621,261

10   Check if the Aggregate Amount in Row (9) Excludes Certain Shares _____

     Not applicable.

11   Percent of Class Represented by Amount in Row (9)

     28.33%

12   Type of Reporting Person
     EP

                                 SCHEDULE 13G
CUSIP No.   None                                            Page 3 of 4 Pages
            ----                                                --   --


Item 1(a).  Name of Issuer:

            Publix Super Markets, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3300 Airport Road, Lakeland, FL 33811

Item 2(a).  Name of Person Filing:

            Publix Super Markets, Inc. Employee Stock Ownership Plan

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            3300 Airport Road, Lakeland, FL 33811

Item 2(c).  Citizenship:

            Employee Benefit Plan (Florida)

Item 2(d).  Title of Class of Securities:

            Common Stock, Par Value $1.00 Per Share

Item 2(e).  CUSIP Number:

            None

Item 3. This statement is filed pursuant to Rule 13d-1(b). Check whether the person filing is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F): |X|


Item 4.     Ownership
---------------------

            Information regarding ownership of common stock of the Company:

            (a)   Amount beneficially owned:  53,621,261

            (b)   Percent of class:  28.33%

            (c)   Number of shares as to which the person has:

                 (i)    Sole power to vote or direct the vote:  0

                 (ii)   Shared power to vote or to direct the vote:  53,621,261

                 (iii)  Sole power to dispose or to direct the disposition of:
                        0

                 (iv) Shared power to dispose or to direct the disposition of: 53,621,261

                                 SCHEDULE 13G
CUSIP No.   None                                            Page 4 of 4 Pages
            ----                                                --   --

     As of December 31, 2002, the Publix Super Markets, Inc. Employee Stock Ownership Plan ("ESOP") was the beneficial owner, as that term is defined under Rule 13d-3 under the Securities Exchange Act of 1934, as amended, of a total of 53,621,261 shares of the Company's common stock or approximately 28.33% of the total outstanding shares of the Company's common stock.

     Changes that have occurred in the total number of shares of common stock held by the ESOP since the filing of the ninth amendment to the initial statement are reflected in Schedule 1 attached hereto. All such changes have been in accordance with the terms of the ESOP.

Item 5.  Ownership of Five Percent or Less of a Class
-----------------------------------------------------

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person
------------------------------------------------------------------------

     Dividends paid on the Company's common stock and attributable to shares allocated to ESOP participants' accounts may be distributed to such participants as directed by Publix Super Markets, Inc. in accordance with the terms of the Publix Super Markets, Inc. Employee Stock Ownership Trust.

Item 7.  Identification and Classification of the Subsidiary Which Acquired
---------------------------------------------------------------------------
         the Security Being Reported on By the Parent Holding Company
         ------------------------------------------------------------

     Not applicable.

Item 8.  Identification and Classification of Members of the Group
------------------------------------------------------------------

     Not applicable.

Item 9.  Notice of Dissolution of Group
---------------------------------------

     Not applicable.

Item 10. Certification
----------------------

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 14, 2003


                                          /s/ Hoyt R. Barnett
                                          -----------------------------
                                          Hoyt R. Barnett, Trustee
                                          Publix Super Markets, Inc.
                                          Employee Stock Ownership Plan

                                   SCHEDULE 1

                   SHARES HELD BY PUBLIX SUPER MARKETS, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN




           Shares       Shares
  Date    Acquired    Disposed of      Balance     Description of Transaction
  ----    --------    -----------      -------     --------------------------

      Beginning Balance              53,720,709
 Jan-02                 168,656      53,552,053    Distributions to participants
 Feb-02                 687,018      52,865,035    Distributions to participants
 Mar-02     20,477                   52,885,512    Company contribution - Publix
                                                   Alabama, LLC; Publix Direct,
                                                   LLC; Publix Asset Management
                                                   Company
 Mar-02  4,430,956                   57,316,468    Company contribution - Publix
                                                   Super Markets, Inc.
 Mar-02      3,023                   57,319,491    Special Company contribution
 Mar-02                 478,530      56,840,961    Distributions to participants
 May-02                 547,811      56,293,150    Distributions to participants
 Jun-02                 780,271      55,512,879    Distributions to participants
 Aug-02                 467,922      55,044,957    Distributions to participants
 Sep-02                 733,013      54,311,944    Distributions to participants
 Nov-02                 353,245      53,958,699    Distributions to participants
 Dec-02                 439,364      53,519,335    Distributions to participants
 Dec-02    101,926                   53,621,261    Purchase
         ---------    ---------
         4,556,382    4,655,830
         =========    =========